Form G-FIN/A

[redacted]

09041901

FR G-FIN
OMB No. 7100-0224
Average hours per response: 1.0
Approval expires April 30, 2010

OFFICIAL USE
11-00514

Notice of Government Securities Broker or Government Securities Dealer Activities To Be Filed by a Financial Institution Under Section 15C(a)(1)(B) of the Securities Exchange Act of 1934

1. Check appropriate regulatory agency (ARA):

   A. ☑ Comptroller of the Currency
   B. ☐ Board of Governors of the Federal Reserve System
   C. ☐ Federal Deposit Insurance Corporation
   D. ☐ Office of Thrift Supervision
   E. ☐ Securities and Exchange Commission

2. Conducts business as:

   A. ☐ Government Securities Broker
   B. ☑ Government Securities Dealer
   C. ☐ Government Securities Broker and Dealer

3. Filing status of notice:

   A. ☐ Notice
   B. ☑ Amendment

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUL 15 2009
BRANCH OF REGISTRATIONS AND 02 EXAMINATIONS

4. A. Full name of the financial institution: CenterState Bank of Florida
CenterState Bank – Correspondent Banking and Investment Department

B. Address of principal office of financial institution: 1101 First Street South, Winter Haven, FL 33880

C. Address of principal office where government securities broker or government securities dealer activities will be conducted (if different from item (B)):
3800 Colonnade Parkway, Suite 210, Birmingham, AL 35243

D. Mailing address if different from (B) or (C):

E. Name, title and telephone number of contact person with respect to this notice:

Name	Title	Telephone
W. Scott Clemmons, SVP		205-968-2900

5. Does financial institution conduct, or will it conduct, government securities broker or government securities dealer activities at any location other than given in Question 4 above? A. ☒ Yes B. ☐ No

(If yes, provide addresses and describe activities.)

Atlanta Office: The applicant is establishing an office of supervisory jurisdiction at: **Platinum Tower, 400 Interstate North Parkway, Atlanta, GA 30339**
Municipal activities will include trading and sales. In addition to municipal activities, applicant also acts in the capacity of a Government Securities Dealer. Applicant may also act in the capacity of a riskless principal or agent purchasing and selling various fixed income securities including preferred stocks.

183

6. Furnish the name and title of each person who is directly engaged in the management, direction or supervision of any of the financial institution's government securities broker or government securities dealer activities:

Full Name

Last	First	Middle	Title
Clemmons	William	Scott	SVP
Tucker	Mark	Richardson	SVP
Jones	Allan	Bradford	SVP
Albright	William	Andrew	SVP
Alspaugh	Richardson	Fowler	SVP

Note: Attach a separate Form G-FIN-4 (or, if previously filed, a copy of Form MSD-4 or Form U-4) for each person named in item 6.

7. Has any "associated person" (see definition in paragraph A.7. of the instructions) responded "yes" to any question in Item 17 of Form G-FIN-4, or "yes" to one or more questions in Items 23 through 26 of Form MSD-4 or Item 22 on Form U-4?

A. ☐ Yes B. ☒ No

Note: The financial institution and the person executing this form are responsible for making an inquiry of all other employers of any associated person during the immediately preceding three years for the purpose of verifying the accuracy of the information furnished on Form G-FIN-4. (See 17 C.F.R. 400.4(c).) Similar requirements are applicable to Form MSD-4 and Form U-4.

8. **The financial institution submitting this notice and the person executing it represent that all of the information contained herein is true, current and complete.**

Please print name and title of person executing this notice:

First	Middle	Last	Title
William	Scott	Clemmons	SVP

Manual Signature: [signature]

Date: 7-13-09

6. Furnish the name and title of each person who is directly engaged in the management, direction or supervision of any of the financial institution's government securities broker or government securities dealer activities:

Full Name

Last	First	Middle	Title
Martinez	Lena	Finch	Trader
Hammack	James	N	SVP

Note: Attach a separate Form G-FIN-4 (or, if previously filed, a copy of Form MSD-4 or Form U-4) for each person named in item 6.

7. Has any "associated person" (see definition in paragraph A.7. of the instructions) responded "yes" to any question in Item 17 of Form G-FIN-4, or "yes" to one or more questions in Items 23 through 26 of Form MSD-4 or Item 22 on Form U-4?

A. ☐ Yes B. ☐ No

Note: The financial institution and the person executing this form are responsible for making an inquiry of all other employers of any associated person during the immediately preceding three years for the purpose of verifying the accuracy of the information furnished on Form G-FIN-4. (See 17 C.F.R. 400.4(c).) Similar requirements are applicable to Form MSD-4 and Form U-4.

8. **The financial institution submitting this notice and the person executing it represent that all of the information contained herein is true, current and complete.**

Please print name and title of person executing this notice:

First	Middle	Last	Title
William	Scott	Clemmons	SVP

Manual Signature: [signature]

Date: 7-13-09

OFFICIAL USE

Schedule A of FORM MSD

(Answers in response to items 5 and 7 of FORM MSD)

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS [See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a)]

NOTE: (a) Complete a separate Schedule A for each person named in item 5 and each person subject to any action reported under item 7.

(b) State all names in the order of last name, first name, full middle name. If any person legally has only an initial, so indicate after the initial.

I. Full name of applicant exactly as stated in item 2(a) of Form MSD:

CenterState Bank of Florida

II. Full name of person for whom this Schedule is being completed:

William Scott Clemmons

III. (a) Residence address of person for whom this Schedule is being completed:

4040 Lambert Trail	Vestavia	AL	35242
NUMBER AND STREET	CITY	STATE	ZIP CODE

(b) Date of Birth: 4/22/71	(c) City of Birth: OPP	(d) State or Province: AL	(e) Country: USA

IV. NAMES USED: Furnish below a list of all names individual has been known by or has used, including maiden name if applicable. If no other names used, state "None."

LAST	FIRST	MIDDLE	LAST	FIRST	MIDDLE
None.					

V. EDUCATION. Furnish below a description of the education of the person named in item II of this Schedule *(include name and location of last high school attended, name and location of any college or university attended, degree or degrees received and year or years in which received).*

Mountain Brook High School 1989
Univ of Alabama at Birmingham BS 1993
Univ of Alabama at Birmingham MBA 1998

VI. BUSINESS BACKGROUND: Furnish below a complete, consecutive statement of all business experience and employment for the past ten years. List the last position first. If none, state "None."

Name of Firm and Address	Kind of Business	Exact Nature of Connection or Employment	Beginning Date Mo.	Beginning Date Yrs.	Ending Date Mo.	Ending Date Yrs.
RBC Bank	Bond Trading	Trader	6	08	10	08
First American Bank	Bond Trading	Trader/Fin Anal	8	95	6	08

VII. PROCEEDINGS: If any answer to any paragraph of item 7 is "Yes" with respect to the person for whom this Schedule is being completed, furnish the following details:

Applicable Paragraph of Item 7	Title or Description of Action	Name and Location of Court, Agency, Jurisdiction or Self-Regulatory Organization	Nature and Date of Disposition of Proceeding

If any item on this page is amended, you must answer in full all other items on this page and file with a completed page 1, and signed execution page. No Schedule required by an item on this page need be filed with an amended item unless the Schedule itself is amended.

FORM MSD-4
Uniform Application for Municipal Securities Principal or Municipal Securities Representative Associated with a Bank Municipal Securities Dealer

1. APPLICANT NAME Clemmons (Last) William (First) Scott (Middle (if none, write "n/a"))

2. BANK MUNICIPAL SECURITIES DEALER:
   A. NAME CENTERSTATE BANK OF FLORIDA - BOND DEPT.
   B. REGISTRATION NUMBER
   C. MAIN ADDRESS 1101 1ST STREET SOUTH
   WINTERHAVEN, FL 33880

3. OFFICE OF EMPLOYMENT OF APPLICANT 3800 COLONNADE PARKWAY SUITE 210 B'HAM, AL 35243

4. DATE OF EMPLOYMENT WITH MSD 11 (Month) 1 (Day) 2008 (Year)

5. TO BE FILED WITH THE FOLLOWING (check one):
   Comptroller of the Currency... ☒ Board of Governors of the Federal Reserve System... ☐ Federal Deposit Insurance Corporation... ☐

6. TYPE(S) OF QUALIFICATION REQUESTED (check all that apply):

Municipal Securities Representative	☒	Government Securities Representative	☒
Municipal Securities Principal	☒	Government Securities Supervisor	☐

7. It is anticipated that the applicant will perform the following functions in the capacity indicated (check all that apply):

	Capacity: Supervisory	Non-Supervisory
A. Underwriting, trading or sales of municipal securities:	☒	☐
B. Financial advisory or consultant services for issuers in connection with the issuance of municipal securities:	☐	☐
C. Research or investment advice with respect to municipal securities in connection with the activities described in items 7.A and 7.B above:	☒	☐
D. Activities other than those specifically mentioned that involve communication directly or indirectly with public investors in municipal securities in connection with the activities described in items 7.A and 7.B above:	☒	☐
E. Processing and clearing activities with respect to municipal securities:	☒	N/A
F. Maintenance of records involving activities described in items 7.A through 7.E above:	☒	N/A
G. Training of municipal securities principals or municipal securities representatives:	☒	N/A

8. For the purpose of verifying the information furnished on this application by the applicant named in item 1 above, this institution has made inquiry of all employers of the applicant during the immediately preceding three years, as set forth below, concerning the accuracy and completeness of the information provided, and concerning the record and reputation of the applicant as related to the ability to perform the duties for which employed or to be employed.

EMPLOYER	NAME AND POSITION OF PERSON CONTACTED
NOT APPLICABLE	

9-30-08 — Date

WILLIAM SCOTT CLEMMONS — Print Name of Municipal Securities Principal

[signature] — Signature of Municipal Securities Principal

ACCEPTANCE OF THIS FORM FOR FILING SHALL NOT CONSTITUTE ANY FINDING THAT THE INFORMATION SUBMITTED HEREIN IS TRUE, CURRENT, COMPLETE, OR NOT MISLEADING. INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT MAY CONSTITUTE FEDERAL CRIMINAL VIOLATIONS. (See 18 U.S.C. sections 1001 and 1005, and 15 U.S.C. 78ff.)

PERSONAL HISTORY OF APPLICANT

9. Clemmons William Scott
Name: Last First Middle

10. ______
Social Security Number (optional)

11. 4040 Lambert Trail
Resident Street Address

12. B'ham AL 35242
City State Zip

13. April 22nd 1971
Date of Birth (Month/Day/Year)

14. Opp, AL
Place of Birth (City, State (if applicable), Country)

15. Any other name ever used or by which known: William S. Clemmons ; Scott Clemmons

16. EMPLOYMENT AND EDUCATION HISTORY. The following is a complete, consecutive statement of all my employment for the past ten years starting with my immediately previous employer. (Include full- and part-time work, self employment, military service, unemployment, and full-time education). For each period of employment, list the position held at the time of leaving employment.

Name of Employer and Complete Address	Type of Business	From mm/yy	To mm/yy	Position Held	Reason For Leaving	Full Time or Part Time
RBC Bank	Bond Trading	6/08	present	Trader	New Job	Full Time
First American BK	"	8/95	6/08	Trader Fin Analysis		Full Time

17. RESIDENTIAL HISTORY. The following is a complete, consecutive statement of all my residential addresses for the past five years starting with my current residence:

Address (Street, City, State, ZIP, Country)	From mm/yy	To mm/yy
4040 Lambert Trail B'ham, AL 35242	05/08	present
1747 Wellington Road Homewood, AL 35216	09/07	05/08
1708 3rd Ave No. Pell City, AL 35125	01/07	09/07
205 Patches Lane Pell City, AL 35128	12/01	01/07

18. A. Have you ever taken a qualification examination for municipal securities principals, municipal securities representatives, or financial and operations principals prescribed by the Municipal Securities Rulemaking Board? Yes ☒ No ☐

If yes, state below the type of examination and the approximate date taken.

Type of Examination Gen. Sec Rep. Approximate Date (mm/yy) 1-1-99

Type of Examination Mun Sec Prin. Approximate Date (mm/yy) 2·22·06

B. Have you ever been exempt from/or received a waiver of the requirement to take and pass an examination of the nature specified in Question 18.A? Yes ☐ No ☒

If yes, state below the type of examination, the basis for such exemption or waiver, and, in the case of a waiver, the approximate date.

Type of Examination ______ Basis for Exemption or Waiver Approximate Date (mm/yy) ______

Type of Examination ______ Basis for Exemption or Waiver Approximate Date (mm/yy) ______

19. Are you currently bonded? Yes ☒ No ☐

IF THE ANSWER TO ANY OF THE FOLLOWING QUESTIONS IS YES, ATTACH COMPLETE DETAILS:

20. Have you ever been refused coverage under a fidelity bond or has any surety company paid out any funds on your coverage or cancelled such coverage? Yes ☐ No ☒

21. Have you ever been denied membership, registration, license, permit, or certification by any federal or state securities or federal or state bank regulatory agency, any national securities exchange, registered securities association, or registered clearing agency? Yes ☐ No ☒

22. Has any disciplinary action ever been taken against you, or any sanction imposed upon you, including any finding that you were a cause of any disciplinary action or violated any law, rule or regulation or were an aider, abettor, or co-conspirator in any such violation, by any federal or state securities or federal or state bank regulatory agency, any national securities exchange, registered securities association, or registered clearing agency? Yes ☐ No ☒

23. While you were associated in any capacity with any broker, dealer or municipal securities dealer:

A. Was your registration denied, suspended or revoked? Yes ☐ No ☒

B. Was your membership in any national securities exchange, registered securities association, or registered clearing agency denied, suspended, or revoked, or was it expelled from any such organization? Yes ☐ No ☒

24. Has any permanent or temporary injunction (including a cease and desist order) ever been entered against you enjoining conduct as an investment advisor, underwriter, broker, dealer or municipal securities dealer or as an affiliated person of any investment company, bank dealer, or municipal securities dealer or as an affiliated person of any investment company, bank, insurance company, or enjoining any conduct related to such activities or any transactions in any security? Yes ☐ No ☒

25. Have you been convicted within the past ten years of any felony or misdemeanor: (i) involving the purchase or sale of any security, the taking of a false oath, the making of a false report, bribery, perjury, burglary, or conspiracy to commit any such offense; (ii) arising out of the conduct of the business of a broker, dealer, municipal securities dealer, investment adviser, bank, insurance company, or fiduciary; (iii) involving larceny, theft, robbery, extortion, forgery, counterfeiting, fraudulent concealment, embezzlement, fraudulent conversion, or misappropriation of funds or securities; (iv) involving crimes of concealment of assets, false oaths or claims, bribery in a bankruptcy proceeding, mail fraud, fraud by wire (including telephone, telegraph, radio, or television), fraud or false statements? Yes ☐ No ☒

Date 9-30-08 Signature of Applicant [signature]

Acknowledgement for
FORM MSD-4 ☒
FORM G-FIN-4 ☐

26. Applicant Name WILLIAM SCOTT CLEMMONS

27. Bank Municipal Securities Dealer Name CENTERSTATE BANK OF FLORIDA - BOND DEPT. **Receipt Stamp**

28. Bank Municipal Securities Dealer Address 3800 COLONNADE PARKWAY SUITE 210 B'HAM, AL 35243

29. Attention: WILLIAM SCOTT CLEMMONS

WHEN THE FORM MSD-4 IS RECEIVED BY THE APPROPRIATE REGULATORY AGENCY, THIS ACKNOWLEDGEMENT WILL BE STAMPED TO SHOW RECEIPT AND RETURNED TO THE PERSON NAMED IN ITEM 29. THE STAMPED ACKNOWLEDGEMENT SHOULD BE RETAINED TO SUBSTANTIATE FILING.

Mail the form to the Regulator indicated in item 5

✓ The Office of the Comptroller of the Currency
Treasury and Market Risk, (MS 7-1)
250 E. Street, S.W.
Washington, DC 20219

Board of Governors of the Federal Reserve System
Market and Liquidity Risk Section
Mail Stop 185
20th and C Streets, N.W.
Washington, DC 20551

Federal Deposit Insurance Corporation
Division of Supervision
Securities, Capital Markets, and Trust Branch
Room F-2052
550 17th Street, N.W.
Washington, DC 20429

Schedule A of FORM MSD

(Answers in response to items 5 and 7 of FORM MSD)

OFFICIAL USE

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS [See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a)]

NOTE: (a) Complete a separate Schedule A for each person named in item 5 and each person subject to any action reported under item 7.
(b) State all names in the order of last name, first name, full middle name. If any person legally has only an initial, so indicate after the initial.

I. Full name of applicant exactly as stated in item 2(a) of Form MSD:
CenterState Bank of Florida

II. Full name of person for whom this Schedule is being completed:
Mark Richardson Tucker

III. (a) Residence address of person for whom this Schedule is being completed:

Number and Street	City	State	Zip Code
2617 Heathermoor Rd.	Birmingham	AL	35223

(b) Date of Birth:	(c) City of Birth:	(d) State or Province:	(e) Country:
11-7-56	Birmingham	AL	USA

IV. NAMES USED: Furnish below a list of all names individual has been known by or has used, including maiden name if applicable. If no other names used, state "None."

LAST	FIRST	MIDDLE	LAST	FIRST	MIDDLE
none					

V. EDUCATION. Furnish below a description of the education of the person named in item II of this Schedule *(include name and location of last high school attended, name and location of any college or university attended, degree or degrees received and year or years in which received).*
Mountain Brook High School, Mountain Brook, AL 1975
University of Alabama, Tuscaloosa, AL BS 1979
Samford University, Birmingham, AL MBA 1980-1981

VI. BUSINESS BACKGROUND: Furnish below a complete, consecutive statement of all business experience and employment for the past ten years. List the last position first. If none, state "None."

Name of Firm and Address	Kind of Business	Exact Nature of Connection or Employment	Beginning Date Mo.	Beginning Date Yrs.	Ending Date Mo.	Ending Date Yrs.
RBC/First American/NTC	Investment Sales	Investment Sales	10	85	10	08

VII. PROCEEDINGS: If any answer to any paragraph of item 7 is "Yes" with respect to the person for whom this Schedule is being completed, furnish the following details:

Applicable Paragraph of Item 7	Title or Description of Action	Name and Location of Court, Agency, Jurisdiction or Self-Regulatory Organization	Nature and Date of Disposition of Proceeding

If any item on this page is amended, you must answer in full all other items on this page and file with a completed page 1, and signed execution page. No Schedule required by an item on this page need be filed with an amended item unless the Schedule itself is amended.

93 9672

RECEIVED
OCT 14 2008
Compliance & Market Risk

FORM MSD-4
Uniform Application for Municipal Securities Principal or Municipal Securities Representative Associated with a Bank Municipal Securities Dealer

1. APPLICANT NAME Tucker (Last) Mark (First) Richardson (Middle (if none, write "n/a"))

2. BANK MUNICIPAL SECURITIES DEALER:
   A. NAME Centerstate Bank of Florida - Bond Dept.
   B. REGISTRATION NUMBER
   C. MAIN ADDRESS 1101 1st Street S.
   Winterhaven, FL 33880

3. OFFICE OF EMPLOYMENT OF APPLICANT 3800 Colonnade Pkwy. Ste 210 B'ham, AL 3524

4. DATE OF EMPLOYMENT WITH MSD 11 (Month) 1 (Day) 2008 (Year)

5. TO BE FILED WITH THE FOLLOWING (check one):
   Comptroller of the Currency...☒ Board of Governors of the Federal Reserve System...☐ Federal Deposit Insurance Corporation...☐

6. TYPE(S) OF QUALIFICATION REQUESTED (check all that apply):
   Municipal Securities Representative .... ☐
   Municipal Securities Principal .... ☐
   Government Securities Representative .... ☐
   Government Securities Supervisor .... ☐

7. It is anticipated that the applicant will perform the following functions in the capacity indicated (check all that apply):

	Capacity: Supervisory	Non-Supervisory
A. Underwriting, trading or sales of municipal securities:	☒	☐
B. Financial advisory or consultant services for issuers in connection with the issuance of municipal securities:	☐	☐
C. Research or investment advice with respect to municipal securities in connection with the activities described in items 7.A and 7.B above:	☒	☐
D. Activities other than those specifically mentioned that involve communication directly or indirectly with public investors in municipal securities in connection with the activities described in items 7.A and 7.B above:	☒	☐
E. Processing and clearing activities with respect to municipal securities:	☒	N/A
F. Maintenance of records involving activities described in items 7.A through 7.E above:	☒	N/A
G. Training of municipal securities principals or municipal securities representatives:	☒	N/A

8. For the purpose of verifying the information furnished on this application by the applicant named in item 1 above, this institution has made inquiry of all employers of the applicant during the immediately preceding three years, as set forth below, concerning the accuracy and completeness of the information provided, and concerning the record and reputation of the applicant as related to the ability to perform the duties for which employed or to be employed.

EMPLOYER	NAME AND POSITION OF PERSON CONTACTED
N/A	

9-30-08
Date

William Scott Clemmons
Print Name of Municipal Securities Principal

[signature]
Signature of Municipal Securities Principal

ACCEPTANCE OF THIS FORM FOR FILING SHALL NOT CONSTITUTE ANY FINDING THAT THE INFORMATION SUBMITTED HEREIN IS TRUE, CURRENT, COMPLETE, OR NOT MISLEADING. INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT MAY CONSTITUTE FEDERAL CRIMINAL VIOLATIONS. (See 18 U.S.C. sections 1001 and 1005, and 15 U.S.C. 78ff.)

COPY

FORM MSD-4
Uniform Application for
Municipal Securities Principal or Municipal Securities Representative
Associated with a Bank Municipal Securities Dealer

1. APPLICANT NAME TUCKER (Last) MARK (First) RICHARDSON (Middle (if none, write "n/a"))

2. BANK MUNICIPAL SECURITIES DEALER:
   A. NAME Centerstate Bank of Florida - Bond Dept.
   B. REGISTRATION NUMBER
   C. MAIN ADDRESS 1101 1st Street S.
      Winterhaven, FL 33880

3. OFFICE OF EMPLOYMENT OF APPLICANT 3800 Colonnade Pkwy. Ste 210 B'ham, AL 3

4. DATE OF EMPLOYMENT WITH MSD 11 (Month) 1 (Day) 2008 (Year)

5. TO BE FILED WITH THE FOLLOWING (check one):
   Comptroller of the Currency... ☒ Board of Governors of the Federal Reserve System... ☐ Federal Deposit Insurance Corporation... ☐

6. TYPE(S) OF QUALIFICATION REQUESTED (check all that apply):
   Municipal Securities Representative ☐ Government Securities Representative ☐
   Municipal Securities Principal ☒ Government Securities Supervisor ☐

7. It is anticipated that the applicant will perform the following functions in the capacity indicated (check all that apply):

	Capacity: Supervisory	Capacity: Non-Supervisory
A. Underwriting, trading or sales of municipal securities:	☒	☐
B. Financial advisory or consultant services for issuers in connection with the issuance of municipal securities:	☐	☐
C. Research or investment advice with respect to municipal securities in connection with the activities described in items 7.A and 7.B above:	☒	☐
D. Activities other than those specifically mentioned that involve communication directly or indirectly with public investors in municipal securities in connection with the activities described in items 7.A and 7.B above:	☒	☐
E. Processing and clearing activities with respect to municipal securities:	☒	N/A
F. Maintenance of records involving activities described in items 7.A through 7.E above:	☒	N/A
G. Training of municipal securities principals or municipal securities representatives:	☒	N/A

8. For the purpose of verifying the information furnished on this application by the applicant named in item 1 above, this institution has made inquiry of all employers of the applicant during the immediately preceding three years, as set forth below, concerning the accuracy and completeness of the information provided, and concerning the record and reputation of the applicant as related to the ability to perform the duties for which employed or to be employed.

EMPLOYER	NAME AND POSITION OF PERSON CONTACTED
N/A	

9-30-08
Date

WILLIAM SCOTT CLEMMONS
Print Name of Municipal Securities Principal

[signature]
Signature of Municipal Securities Principal

ACCEPTANCE OF THIS FORM FOR FILING SHALL NOT CONSTITUTE ANY FINDING THAT THE INFORMATION SUBMITTED HEREIN IS TRUE, CURRENT, COMPLETE, OR NOT MISLEADING. INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT MAY CONSTITUTE FEDERAL CRIMINAL VIOLATIONS. (See 18 U.S.C. sections 1001 and 1005, and 15 U.S.C. 78ff.)

[signature]

FORM MSD-4
Uniform Application for
Municipal Securities Principal or Municipal Securities Representative
Associated with a Bank Municipal Securities Dealer

1. APPLICANT NAME Tucker (Last) Mark (First) Richardson (Middle (if none, write "n/a"))

2. BANK MUNICIPAL SECURITIES DEALER:
   A. NAME Centerstate Bank of Florida - Bond Dept.
   B. REGISTRATION NUMBER
   C. MAIN ADDRESS 1101 1st Street S.
   Winterhaven, FL 33880

3. OFFICE OF EMPLOYMENT OF APPLICANT 3800 Colonnade Pkwy. Ste 210 B'ham, AL 35

4. DATE OF EMPLOYMENT WITH MSD 11 (Month) 1 (Day) 2008 (Year)

5. TO BE FILED WITH THE FOLLOWING (check one):
   Comptroller of the Currency... ☒ Board of Governors of the Federal Reserve System... ☐ Federal Deposit Insurance Corporation... ☐

6. TYPE(S) OF QUALIFICATION REQUESTED (check all that apply):
   Municipal Securities Representative ☒ Government Securities Representative ☒
   Municipal Securities Principal ☒ Government Securities Supervisor ☒

7. It is anticipated that the applicant will perform the following functions in the capacity indicated (check all that apply):

		Capacity Supervisory	Non-Supervisory
A.	Underwriting, trading or sales of municipal securities:	☒	☐
B.	Financial advisory or consultant services for issuers in connection with the issuance of municipal securities:	☐	☐
C.	Research or investment advice with respect to municipal securities in connection with the activities described in items 7.A and 7.B above:	☒	☐
D.	Activities other than those specifically mentioned that involve communication directly or indirectly with public investors in municipal securities in connection with the activities described in items 7.A and 7.B above:	☒	☐
E.	Processing and clearing activities with respect to municipal securities:	☒	N/A
F.	Maintenance of records involving activities described in items 7.A through 7.E above:	☒	N/A
G.	Training of municipal securities principals or municipal securities representatives:	☒	N/A

8. For the purpose of verifying the information furnished on this application by the applicant named in item 1 above, this institution has made inquiry of all employers of the applicant during the immediately preceding three years, as set forth below, concerning the accuracy and completeness of the information provided, and concerning the record and reputation of the applicant as related to the ability to perform the duties for which employed or to be employed.

EMPLOYER	NAME AND POSITION OF PERSON CONTACTED
N/A	

9-30-08 — Date

William Scott Clemmons — Print Name of Municipal Securities Principal

[signature] — Signature of Municipal Securities Principal

ACCEPTANCE OF THIS FORM FOR FILING SHALL NOT CONSTITUTE ANY FINDING THAT THE INFORMATION SUBMITTED HEREIN IS TRUE, CURRENT, COMPLETE, OR NOT MISLEADING. INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT MAY CONSTITUTE FEDERAL CRIMINAL VIOLATIONS. (See 18 U.S.C. sections 1001 and 1005, and 15 U.S.C. 78ff.)

PERSONAL HISTORY OF APPLICANT

9. TOCKER MARK RICHARDSON
Name: Last First Middle

10. 417-88-2506
Social Security Number (optional)

11. 2617 HEATHERMOOR RD
Resident Street Address

12. B'HAM AL 35223
City State Zip

13. 11/7/56
Date of Birth (Month/Day/Year)

14. B'HAM
Place of Birth (City, State (if applicable), Country)

15. Any other name ever used or by which known: N/A

16. EMPLOYMENT AND EDUCATION HISTORY. The following is a complete, consecutive statement of all my employment for the past ten years starting with my immediately previous employer. (Include full- and part-time work, self employment, military service, unemployment, and full-time education). For each period of employment, list the position held at the time of leaving employment.

Name of Employer and Complete Address	Type of Business	From mm/yy	To mm/yy	Position Held	Reason For Leaving	Full Time or Part Time
RBC / FIRST AMERICAN / NBC 1927 1ST AVE NORTH B'HAM AL 35202	INVESTMENT SALES	↓	10/08	SVP	ELIMINATING BANK CREDITS	FULL

17. RESIDENTIAL HISTORY. The following is a complete, consecutive statement of all my residential addresses for the past five years starting with my current residence:

Address (Street, City, State, ZIP, Country)	From mm/yy	To mm/yy
2617 HEATHERMOOR RD B'HAM AL 35223	4/07	NOW
411 CHERRY ST B'HAM AL 35213 ±	88	4/07

18. A. Have you ever taken a qualification examination for municipal securities principals, municipal securities representatives, or financial and operations principals prescribed by the Municipal Securities Rulemaking Board? Yes ☑ No ☐

If yes, state below the type of examination and the approximate date taken.

Type of Examination Gen. Sec. Rep 52 (MSRB) Approximate Date (mm/yy) 9-9-91 11-8-94

Type of Examination 53 (MSRB) Approximate Date (mm/yy) 12-5-94

B. Have you ever been exempt from or received a waiver of the requirement to take and pass an examination of the nature specified in Question 18.A? Yes ☐ No ☑

If yes, state below the type of examination, the basis for such exemption or waiver, and, in the case of a waiver, the approximate date.

Type of Examination ____________ Basis for Exemption or Waiver Approximate Date (mm/yy) ____________

Type of Examination ____________ Basis for Exemption or Waiver Approximate Date (mm/yy) ____________

19. Are you currently bonded? Yes ☑ No ☐

IF THE ANSWER TO ANY OF THE FOLLOWING QUESTIONS IS YES, ATTACH COMPLETE DETAILS:

20. Have you ever been refused coverage under a fidelity bond or has any surety company paid out any funds on your coverage or cancelled such coverage? Yes ☐ No ☑

21. Have you ever been denied membership, registration, license, permit, or certification by any federal or state securities or federal or state bank regulatory agency, any national securities exchange, registered securities association, or registered clearing agency? Yes ☐ No ☑

22. Has any disciplinary action ever been taken against you, or any sanction imposed upon you, including any finding that you were a cause of any disciplinary action or violated any law, rule or regulation or were an aider, abettor, or co-conspirator in any such violation, by any federal or state securities or federal or state bank regulatory agency, any national securities exchange, registered securities association, or registered clearing agency? Yes ☐ No ☑

23. While you were associated in any capacity with any broker, dealer or municipal securities dealer:

A. Was your registration denied, suspended or revoked? Yes ☐ No ☑

B. Was your membership in any national securities exchange, registered securities association, or registered clearing agency denied, suspended, or revoked, or was it expelled from any such organization? Yes ☐ No ☑

24. Has any permanent or temporary injunction (including a cease and desist order) ever been entered against you enjoining conduct as an investment advisor, underwriter, broker, dealer or municipal securities dealer or as an affiliated person of any investment company, bank dealer, or municipal securities dealer or as an affiliated person of any investment company, bank, insurance company, or enjoining any conduct related to such activities or any transactions in any security? Yes ☐ No ☑

25. Have you been convicted within the past ten years of any felony or misdemeanor: (i) involving the purchase or sale of any security, the taking of a false oath, the making of a false report, bribery, perjury, burglary, or conspiracy to commit any such offense; (ii) arising out of the conduct of the business of a broker, dealer, municipal securities dealer, investment adviser, bank, insurance company, or fiduciary; (iii) involving larceny, theft, robbery, extortion, forgery, counterfeiting, fraudulent concealment, embezzlement, fraudulent conversion, or misappropriation of funds or securities; (iv) involving crimes of concealment of assets, false oaths or claims, bribery in a bankruptcy proceeding, mail fraud, fraud by wire (including telephone, telegraph, radio, or television), fraud or false statements? Yes ☐ No ☑

Date 9-30-08 Signature of Applicant [signature]

OFFICIAL USE

Schedule A of FORM MSD
(Answers in response to items 5 and 7 of FORM MSD)

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS [See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a)]

NOTE: (a) Complete a separate Schedule A for each person named in item 5 and each person subject to any action reported under item 7.
(b) State all names in the order of last name, first name, full middle name. If any person legally has only an initial, so indicate after the initial.

I. Full name of applicant exactly as stated in item 2(a) of Form MSD:
CenterState Bank of Florida

II. Full name of person for whom this Schedule is being completed:
Lena Finch Martinez

III. (a) Residence address of person for whom this Schedule is being completed:

120 Daly St.	Birmingham	AL	35210
NUMBER AND STREET	CITY	STATE	ZIP CODE

(b) Date of Birth: 11-24-76 (c) City of Birth: Gretna (d) State or Province: LA (e) Country: USA

IV. NAMES USED: Furnish below a list of all names individual has been known by or has used, including maiden name if applicable. If no other names used, state "None."

LAST	FIRST	MIDDLE	LAST	FIRST	MIDDLE
Finch	Lena	Elizabeth			

V. EDUCATION. Furnish below a description of the education of the person named in item II of this Schedule *(include name and location of last high school attended, name and location of any college or university attended, degree or degrees received and year or years in which received).*
Baker High School, Mobile, AL 1991-1995
Mississippi College, Clinton, MS – BA 1995-1999
University of Alabama at Birmingham, AL – MBA-2008

VI. BUSINESS BACKGROUND: Furnish below a complete, consecutive statement of all business experience and employment for the past ten years. List the last position first. If none, state "None."

Name of Firm and Address	Kind of Business	Exact Nature of Connection or Employment	Beginning Date Mo.	Beginning Date Yrs.	Ending Date Mo.	Ending Date Yrs.
CenterState Bank of Florida	Bank	Trader	11	08	present	
First American Bank	Bank	Trader	1	02	10	08
Speer Leeds + Kellogg	Dealer	Trading Assistant	9	99	1	02

VII. PROCEEDINGS: If any answer to any paragraph of item 7 is "Yes" with respect to the person for whom this Schedule is being completed, furnish the following details:

Applicable Paragraph of Item 7	Title or Description of Action	Name and Location of Court, Agency, Jurisdiction or Self-Regulatory Organization	Nature and Date of Disposition of Proceeding

If any item on this page is amended, you must answer in full all other items on this page and file with a completed page 1, and signed execution page. No Schedule required by an item on this page need be filed with an amended item unless the Schedule itself is amended.

FORM MSD-4
Uniform Application for
Municipal Securities Principal or Municipal Securities Representative
Associated with a Bank Municipal Securities Dealer

1. APPLICANT NAME Martinez (Last) Lena (First) Finch (Middle (if none, write "n/a"))

2. BANK MUNICIPAL SECURITIES DEALER:
   A. NAME CenterState Bank - Correspondent Banking and Investment Department
   B. REGISTRATION NUMBER ____________
   C. MAIN ADDRESS 3800 Colonnade Parkway, Suite 210
   Birmingham, AL 35243

3. OFFICE OF EMPLOYMENT OF APPLICANT Birmingham

4. DATE OF EMPLOYMENT WITH MSD November (Month) 1 (Day) 2008 (Year)

5. TO BE FILED WITH THE FOLLOWING (check one):
   Comptroller of the Currency...[X] Board of Governors of the Federal Reserve System...[ ] Federal Deposit Insurance Corporation...[ ]

6. TYPE(S) OF QUALIFICATION REQUESTED (check all that apply):
   Municipal Securities Representative........[X] Government Securities Representative........[X]
   Municipal Securities Principal........[X] Government Securities Supervisor........[ ]

7. It is anticipated that the applicant will perform the following functions in the capacity indicated (check all that apply):

		Capacity: Supervisory	Non-Supervisory
A.	Underwriting, trading or sales of municipal securities:	[X]	[ ]
B.	Financial advisory or consultant services for issuers in connection with the issuance of municipal securities:	[ ]	[ ]
C.	Research or investment advice with respect to municipal securities in connection with the activities described in items 7.A and 7.B above:	[X]	[ ]
D.	Activities other than those specifically mentioned that involve communication directly or indirectly with public investors in municipal securities in connection with the activities described in items 7.A and 7.B above:	[X]	[ ]
E.	Processing and clearing activities with respect to municipal securities:	[X]	N/A
F.	Maintenance of records involving activities described in items 7.A through 7.E above:	[X]	N/A
G.	Training of municipal securities principals or municipal securities representatives:	[X]	N/A

8. For the purpose of verifying the information furnished on this application by the applicant named in item 1 above, this institution has made inquiry of all employers of the applicant during the immediately preceding three years, as set forth below, concerning the accuracy and completeness of the information provided, and concerning the record and reputation of the applicant as related to the ability to perform the duties for which employed or to be employed.

EMPLOYER	NAME AND POSITION OF PERSON CONTACTED
N/A	

6-2-09
Date

WILLIAM S CLEMMONS
Print Name of Municipal Securities Principal

[signature]
Signature of Municipal Securities Principal

ACCEPTANCE OF THIS FORM FOR FILING SHALL NOT CONSTITUTE ANY FINDING THAT THE INFORMATION SUBMITTED HEREIN IS TRUE, CURRENT, COMPLETE, OR NOT MISLEADING. INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT MAY CONSTITUTE FEDERAL CRIMINAL VIOLATIONS. (See 18 U.S.C. sections 1001 and 1005, and 15 U.S.C. 78ff.)

PERSONAL HISTORY OF APPLICANT

9. Martinez Lena F.
Name: Last First Middle

10. 420-23-6926
Social Security Number (optional)

11. 120 Daly St
Resident Street Address

12. Birmingham AL 35210
City State Zip

13. 11/24/76
Date of Birth (Month/Day/Year)

14. Gretna, LA
Place of Birth (City, State (if applicable), Country)

15. Any other name ever used or by which known: Lena Elizabeth Finch

16. EMPLOYMENT AND EDUCATION HISTORY. The following is a complete, consecutive statement of all my employment for the past ten years starting with my immediately previous employer. (Include full- and part-time work, self employment, military service, unemployment, and full-time education). For each period of employment, list the position held at the time of leaving employment.

Name of Employer and Complete Address	Type of Business	From mm/yy	To mm/yy	Position Held	Reason For Leaving	Full Time or Part Time
CenterState Bank of FL	bank	11/'08	present	trader	still employed	Full
First American Bank (taken over by RBC Bank 2/'08)	bank	1/'02	11/'08	trader	dept. left	Full
Spear, Leeds & Kellogg	specialist trading firm	9/99	1/'02	trading asst.	moved	Full

17. RESIDENTIAL HISTORY. The following is a complete, consecutive statement of all my residential addresses for the past five years starting with my current residence:

Address (Street, City, State, ZIP, Country)	From mm/yy	To mm/yy
120 Daly St Birmingham, AL 35210, USA	8/'08	present
2809 Highland Ave. S., Birmingham, AL 35205	5/'06	8/'08
4833 Melissa Way, Birmingham, AL 35216	10/'05	5/'06
421 Oaks Drive, Birmingham, AL 35209	3/'03	10/'05

18. A. Have you ever taken a qualification examination for municipal securities principals, municipal securities representatives, or financial and operations principals prescribed by the Municipal Securities Rulemaking Board? Yes ☑ No ☐

If yes, state below the type of examination and the approximate date taken.

Type of Examination Series 7 Approximate Date (mm/yy) 10-4-04

Type of Examination Series 53 Approximate Date (mm/yy) 12-13-05

B. Have you ever been exempt from or received a waiver of the requirement to take and pass an examination of the nature specified in Question 18.A? Yes ☐ No ☑

If yes, state below the type of examination, the basis for such exemption or waiver, and, in the case of a waiver, the approximate date.

Type of Examination __________ Basis for Exemption or Waiver Approximate Date (mm/yy) __________

Type of Examination __________ Basis for Exemption or Waiver Approximate Date (mm/yy) __________

19. Are you currently bonded? Yes ☑ No ☐

IF THE ANSWER TO ANY OF THE FOLLOWING QUESTIONS IS YES, ATTACH COMPLETE DETAILS:

20. Have you ever been refused coverage under a fidelity bond or has any surety company paid out any funds on your coverage or cancelled such coverage? Yes ☐ No ☑

21. Have you ever been denied membership, registration, license, permit, or certification by any federal or state securities or federal or state bank regulatory agency, any national securities exchange, registered securities association, or registered clearing agency? Yes ☐ No ☑

22. Has any disciplinary action ever been taken against you, or any sanction imposed upon you, including any finding that you were a cause of any disciplinary action or violated any law, rule or regulation or were an aider, abettor, or co-conspirator in any such violation, by any federal or state securities or federal or state bank regulatory agency, any national securities exchange, registered securities association, or registered clearing agency? Yes ☐ No ☑

23. While you were associated in any capacity with any broker, dealer or municipal securities dealer:

A. Was your registration denied, suspended or revoked? Yes ☐ No ☑

B. Was your membership in any national securities exchange, registered securities association, or registered clearing agency denied, suspended, or revoked, or was it expelled from any such organization? Yes ☐ No ☑

24. Has any permanent or temporary injunction (including a cease and desist order) ever been entered against you enjoining conduct as an investment advisor, underwriter, broker, dealer or municipal securities dealer or as an affiliated person of any investment company, bank dealer, or municipal securities dealer or as an affiliated person of any investment company, bank, insurance company, or enjoining any conduct related to such activities or any transactions in any security? Yes ☐ No ☑

25. Have you been convicted within the past ten years of any felony or misdemeanor: (i) involving the purchase or sale of any security, the taking of a false oath, the making of a false report, bribery, perjury, burglary, or conspiracy to commit any such offense; (ii) arising out of the conduct of the business of a broker, dealer, municipal securities dealer, investment adviser, bank, insurance company, or fiduciary; (iii) involving larceny, theft, robbery, extortion, forgery, counterfeiting, fraudulent concealment, embezzlement, fraudulent conversion, or misappropriation of funds or securities; (iv) involving crimes of concealment of assets, false oaths or claims, bribery in a bankruptcy proceeding, mail fraud, fraud by wire (including telephone, telegraph, radio, or television), fraud or false statements? Yes ☐ No ☑

Date 5-14-09 Signature of Applicant [signature]

OFFICIAL USE

Schedule A of FORM MSD

(Answers in response to items 5 and 7 of FORM MSD)

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS [See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a)]

NOTE: (a) Complete a separate Schedule A for each person named in item 5 and each person subject to any action reported under item 7.
(b) State all names in the order of last name, first name, full middle name. If any person legally has only an initial, so indicate after the initial.

I. Full name of applicant exactly as stated in item 2(a) of Form MSD:
CenterState Bank of Florida

II. Full name of person for whom this Schedule is being completed:
William Andrew Albright

III. (a) Residence address of person for whom this Schedule is being completed:
3433 Triview Sq, Atlanta, GA 30339

NUMBER AND STREET | CITY | STATE | ZIP CODE

(b) Date of Birth: 12-5-66	(c) City of Birth: Phoenix	(d) State or Province: AZ	(e) Country: USA

IV. NAMES USED: Furnish below a list of all names individual has been known by or has used, including maiden name if applicable. If no other names used, state "None."

LAST	FIRST	MIDDLE	LAST	FIRST	MIDDLE
None					

V. EDUCATION. Furnish below a description of the education of the person named in item II of this Schedule *(include name and location of last high school attended, name and location of any college or university attended, degree or degrees received and year or years in which received).*

Sacred Heart, Shawano, WI
Shawano High, Shwano, WI 1985
University of Wisconsin, - Lacrosse, Lacrosse, WI 1989

VI. BUSINESS BACKGROUND: Furnish below a complete, consecutive statement of all business experience and employment for the past ten years. List the last position first. If none, state "None."

Name of Firm and Address	Kind of Business	Exact Nature of Connection or Employment	Beginning Date Mo.	Beginning Date Yrs.	Ending Date Mo.	Ending Date Yrs.
Silverton Bank	Bank	Muni Trader	3	08	6	09
Unemployed			10	07	3	08
AG Edwards	BD	Muni Trader	8	06	10	07
Unemployed			2	06	8	06
Wachovia Capital Markets	Bank	Muni Trader	7	03	2	06
First Union Securities ~~See additional page~~	BD	Muni Trader	10	99		

VII. PROCEEDINGS: If any answer to any paragraph of item 7 is "Yes" with respect to the person for whom this Schedule is being completed, furnish the following details:

Applicable Paragraph of Item 7	Title or Description of Action	Name and Location of Court, Agency, Jurisdiction or Self-Regulatory Organization	Nature and Date of Disposition of Proceeding

If any item on this page is amended, you must answer in full all other items on this page and file with a completed page 1, and signed execution page. No Schedule required by an item on this page need be filed with an amended item unless the Schedule itself is amended.

FORM MSD-4
Uniform Application for
Municipal Securities Principal or Municipal Securities Representative Associated with a Bank Municipal Securities Dealer

1. APPLICANT NAME ALBRIGHT, WILLIAM ANDREW
Last First Middle (if none, write "n/a")

2. BANK MUNICIPAL SECURITIES DEALER:
   A. NAME CENTERSTATE BANK - CORRESPONDENT BANKING & INVESTMENT DEPARTMENT
   B. REGISTRATION NUMBER
   C. MAIN ADDRESS 3800 COLONNADE PARKWAY, SUITE 210
   BIRMINGHAM, AL 35243

3. OFFICE OF EMPLOYMENT OF APPLICANT Birmingham, AL

4. DATE OF EMPLOYMENT WITH MSD 6 (Month) 17 (Day) 09 (Year)

5. TO BE FILED WITH THE FOLLOWING (check one):
Comptroller of the Currency... ☒ Board of Governors of the Federal Reserve System... ☐ Federal Deposit Insurance Corporation... ☐

6. TYPE(S) OF QUALIFICATION REQUESTED (check all that apply):
Municipal Securities Representative ... ☒ Government Securities Representative ... ☐
Municipal Securities Principal ... ☒ Government Securities Supervisor ... ☐

7. It is anticipated that the applicant will perform the following functions in the capacity indicated (check all that apply):

		Capacity: Supervisory	Non-Supervisory
A.	Underwriting, trading or sales of municipal securities:	☒	☐
B.	Financial advisory or consultant services for issuers in connection with the issuance of municipal securities:	☒	☐
C.	Research or investment advice with respect to municipal securities in connection with the activities described in items 7.A and 7.B above:	☒	☐
D.	Activities other than those specifically mentioned that involve communication directly or indirectly with public investors in municipal securities in connection with the activities described in items 7.A and 7.B above:	☒	☐
E.	Processing and clearing activities with respect to municipal securities:	☒	N/A
F.	Maintenance of records involving activities described in items 7.A through 7.E above:	☒	N/A
G.	Training of municipal securities principals or municipal securities representatives:	☒	N/A

8. For the purpose of verifying the information furnished on this application by the applicant named in item 1 above, this institution has made inquiry of all employers of the applicant during the immediately preceding three years, as set forth below, concerning the accuracy and completeness of the information provided, and concerning the record and reputation of the applicant as related to the ability to perform the duties for which employed or to be employed.

EMPLOYER	NAME AND POSITION OF PERSON CONTACTED
SILVERTON BANK, N.A.	KRISTEN MONTET
A.G. EDWARDS	JIM PRATL
WACHOVIA BANK, N.A.	WALKER MCQUAGE

6-17-09 SCOTT CLEMMONS [signature]
Date Print Name of Municipal Securities Principal Signature of Municipal Securities Principal

ACCEPTANCE OF THIS FORM FOR FILING SHALL NOT CONSTITUTE ANY FINDING THAT THE INFORMATION SUBMITTED HEREIN IS TRUE, CURRENT, COMPLETE, OR NOT MISLEADING. INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT MAY CONSTITUTE FEDERAL CRIMINAL VIOLATIONS. (See 18 U.S.C. sections 1001 and 1005, and 15 U.S.C. 78ff.)

PERSONAL HISTORY OF APPLICANT

9. ALBRIGHT, WILLIAM ANDREW
Name: Last, First, Middle

10. 388-64-6874
Social Security Number (optional)

11. 3433 TRIVIEW SQUARE
Resident Street Address

12. ATLANTA, GA 30339
City, State, Zip

13. 12/05/1966
Date of Birth (Month/Day/Year)

14. PHOENIX, AZ
Place of Birth (City, State (if applicable), Country)

15. Any other name ever used or by which known: ______

16. EMPLOYMENT AND EDUCATION HISTORY. The following is a complete, consecutive statement of all my employment for the past ten years starting with my immediately previous employer. (Include full- and part-time work, self employment, military service, unemployment, and full-time education). For each period of employment, list the position held at the time of leaving employment.

Name of Employer and Complete Address	Type of Business	From mm/yy	To mm/yy	Position Held	Reason For Leaving	Full Time or Part Time
SILVERTON BANK	MUNICIPAL TRADER	03/08	06/09	FIRST VP	BANK CLOSED	FULL
UNEMPLOYED		10/07	03/08			
A.G. EDWARDS	MUNICIPAL TRADER	08/06	10/07	VP	OFFICE CLOSED	FULL
UNEMPLOYED		02/06	08/06			
WACHOVIA CAPITAL MKTS	MUNICIPAL TRADER	07/03	02/06	DIRECTOR	TERMINATED	FULL

(SEE ADDITIONAL PAGE)

17. RESIDENTIAL HISTORY. The following is a complete, consecutive statement of all my residential addresses for the past five years starting with my current residence:

Address (Street, City, State, ZIP, Country)	From mm/yy	To mm/yy
3433 TRIVIEW SQ, ATLANTA, GA 30339	6/08	CURRENT
1378 ISLAMORADA DR, JUPITER, FL 33458	12/07	6/08
3515 GREENWAY DR, JUPITER, FL 33458	11/06	12/07
1800 TIPPAH AVE, CHARLOTTE, NC 28205	11/04	11/06
525 MEACHAM ST, CHARLOTTE, NC 28203	02/96	11/04

FINRA

Registration and Employment History

Previously Registered with the Following FINRA Firms

FINRA records show this broker previously held FINRA registrations with the following firms:

Registration Dates	Firm Name	CRD#	Branch Location
03/2008 - 06/2009	SILVERTON CAPITAL CORPORATION	118079	ATLANTA, GA
09/2006 - 12/2007	A. G. EDWARDS & SONS, INC.	4	ST. LOUIS, MO
07/2003 - 02/2006	WACHOVIA CAPITAL MARKETS, LLC	126292	CHARLOTTE, NC
03/2002 - 07/2003	WACHOVIA SECURITIES, LLC	19616	ST. LOUIS, MO
10/1999 - 08/2000	FIRST UNION SECURITIES, INC.	19616	ST. LOUIS, MO
02/1998 - 10/1999	FIRST UNION CAPITAL MARKETS CORP.	6124	CHARLOTTE, NC
04/1992 - 02/1998	FIRST UNION CAPITAL MARKETS CORP.	19002	CHARLOTTE, NC

Employment History

This section provides up to 10 years of an individual broker's employment history as reported by the individual broker, and includes all securities and non-securities related employment, full and part-time work, self-employment, military service, unemployment, and full-time education. Please note that this information is not updated after an individual ceases to be registered with a FINRA firm.

Employment Dates	Employer Name	Employer Location
03/2008 - Present	SILVERTON BANK	ATLANTA, GA
03/2008 - Present	SILVERTON CAPITAL CORP	ATLANTA, GA
10/2007 - 03/2008	UNEMPLOYED	JUPITER, FL
08/2006 - 10/2007	A. G. EDWARDS & SONS, INC.	ST. LOUIS, MO
02/2006 - 08/2006	UNEMPLOYED	CHARLOTTE, NC
07/2003 - 02/2006	WACHOVIA CAPITAL MARKETS, LLC	CHARLOTTE, NC
06/2002 - 07/2003	WACHOVIA SECURITIES, INC.	CHARLOTTE, NC
10/1999 - 06/2002	FIRST UNION SECURITIES, INC.	CHARLOTTE, NC
02/1998 - 10/1999	FIRST UNION CAPITAL MARKETS CORP.	RICHMOND, VA

18. A. Have you ever taken a qualification examination for municipal securities principals, municipal securities representatives, or financial and operations principals prescribed by the Municipal Securities Rulemaking Board? Yes ☒ No ☐

If yes, state below the type of examination and the approximate date taken.

Type of Examination MUNICIPAL PRINCIPAL (SERIES 53) Approximate Date (mm/yy) 3/16/1994

Type of Examination GENERAL SEC. REP. (SERIES 7) Approximate Date (mm/yy) 9/16/1991

UNIFORM SEC. AGENT (SERIES 63) 11/15/1991

B. Have you ever been exempt from or received a waiver of the requirement to take and pass an examination of the nature specified in Question 18.A? Yes ☐ No ☒

If yes, state below the type of examination, the basis for such exemption or waiver, and, in the case of a waiver, the approximate date.

Type of Examination ________________ Basis for Exemption or Waiver Approximate Date (mm/yy) ________________

Type of Examination ________________ Basis for Exemption or Waiver Approximate Date (mm/yy) ________________

19. Are you currently bonded? Yes ☐ No ☒

IF THE ANSWER TO ANY OF THE FOLLOWING QUESTIONS IS YES, ATTACH COMPLETE DETAILS:

20. Have you ever been refused coverage under a fidelity bond or has any surety company paid out any funds on your coverage or cancelled such coverage? Yes ☐ No ☒

21. Have you ever been denied membership, registration, license, permit, or certification by any federal or state securities or federal or state bank regulatory agency, any national securities exchange, registered securities association, or registered clearing agency? Yes ☐ No ☒

22. Has any disciplinary action ever been taken against you, or any sanction imposed upon you, including any finding that you were a cause of any disciplinary action or violated any law, rule or regulation or were an aider, abettor, or co-conspirator in any such violation, by any federal or state securities or federal or state bank regulatory agency, any national securities exchange, registered securities association, or registered clearing agency? Yes ☐ No ☒

23. While you were associated in any capacity with any broker, dealer or municipal securities dealer:

A. Was your registration denied, suspended or revoked? Yes ☐ No ☒

B. Was your membership in any national securities exchange, registered securities association, or registered clearing agency denied, suspended, or revoked, or was it expelled from any such organization? Yes ☐ No ☒

24. Has any permanent or temporary injunction (including a cease and desist order) ever been entered against you enjoining conduct as an investment advisor, underwriter, broker, dealer or municipal securities dealer or as an affiliated person of any investment company, bank dealer, or municipal securities dealer or as an affiliated person of any investment company, bank, insurance company, or enjoining any conduct related to such activities or any transactions in any security? Yes ☐ No ☒

25. Have you been convicted within the past ten years of any felony or misdemeanor: (i) involving the purchase or sale of any security, the taking of a false oath, the making of a false report, bribery, perjury, burglary, or conspiracy to commit any such offense; (ii) arising out of the conduct of the business of a broker, dealer, municipal securities dealer, investment adviser, bank, insurance company, or fiduciary; (iii) involving larceny, theft, robbery, extortion, forgery, counterfeiting, fraudulent concealment, embezzlement, fraudulent conversion, or misappropriation of funds or securities; (iv) involving crimes of concealment of assets, false oaths or claims, bribery in a bankruptcy proceeding, mail fraud, fraud by wire (including telephone, telegraph, radio, or television), fraud or false statements? Yes ☐ No ☒

Date 6-17-09 Signature of Applicant William A Albright

Schedule A of FORM MSD

(Answers in response to items 5 and 7 of FORM MSD)

OFFICIAL USE

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS [See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a)]

NOTE: (a) Complete a separate Schedule A for each person named in item 5 and each person subject to any action reported under item 7.
(b) State all names in the order of last name, first name, full middle name. If any person legally has only an initial, so indicate after the initial.

I. Full name of applicant exactly as stated in item 2(a) of Form MSD:
Center State Bank of Florida

II. Full name of person for whom this Schedule is being completed:
Richard Fowler Alspaugh

III. (a) Residence address of person for whom this Schedule is being completed:

5323 Cedarwood Creek Dr. — Winston-Salem — NC — 27104

NUMBER AND STREET — CITY — STATE — ZIP CODE

(b) Date of Birth:	(c) City of Birth:	(d) State or Province:	(e) Country:
7-31-55	Winston-Salem	NC	USA

IV. NAMES USED: Furnish below a list of all names individual has been known by or has used, including maiden name if applicable. If no other names used, state "None."

LAST	FIRST	MIDDLE	LAST	FIRST	MIDDLE
None.					

V. EDUCATION. Furnish below a description of the education of the person named in item II of this Schedule *(include name and location of last high school attended, name and location of any college or university attended, degree or degrees received and year or years in which received).* RJ Reynolds High School - Winston-Salem, NC 1973
Appalachian State University, Boone, NC 1977

VI. BUSINESS BACKGROUND: Furnish below a complete, consecutive statement of all business experience and employment for the past ten years. List the last position first. If none, state "None."

Name of Firm and Address	Kind of Business	Exact Nature of Connection or Employment	Beginning Date Mo.	Beginning Date Yrs.	Ending Date Mo.	Ending Date Yrs.
Silverton Bank Silverton Capital Corp	Banking	SVP/Bond Sales	10	00	6	09
Wachovia Corporation	Banking	SVP/Bond Sales	12	91	10	00

VII. PROCEEDINGS: If any answer to any paragraph of item 7 is "Yes" with respect to the person for whom this Schedule is being completed, furnish the following details:

Applicable Paragraph of Item 7	Title or Description of Action	Name and Location of Court, Agency, Jurisdiction or Self-Regulatory Organization	Nature and Date of Disposition of Proceeding

If any item on this page is amended, you must answer in full all other items on this page and file with a completed page 1, and signed execution page. No Schedule required by an item on this page need be filed with an amended item unless the Schedule itself is amended.

FORM MSD-4
Uniform Application for
Municipal Securities Principal or Municipal Securities Representative
Associated with a Bank Municipal Securities Dealer

1. APPLICANT NAME Alspaugh (Last) Richard (First) Fowler (Middle (if none, write "n/a"))

2. BANK MUNICIPAL SECURITIES DEALER:
   A. NAME Center State Bank - Correspondent Banking and Investment Dept.
   B. REGISTRATION NUMBER
   C. MAIN ADDRESS 3800 Colonnade Parkway Suite 210
   Birmingham, Al 35243

3. OFFICE OF EMPLOYMENT OF APPLICANT Birmingham, AL

4. DATE OF EMPLOYMENT WITH MSD 6 (Month) 17 (Day) 09 (Year)

5. TO BE FILED WITH THE FOLLOWING (check one):
   Comptroller of the Currency... ☑ Board of Governors of the Federal Reserve System... ☐ Federal Deposit Insurance Corporation... ☐

6. TYPE(S) OF QUALIFICATION REQUESTED (check all that apply):
   Municipal Securities Representative ... ☑ Government Securities Representative ... ☑
   Municipal Securities Principal ... ☑ Government Securities Supervisor ... ☑

7. It is anticipated that the applicant will perform the following functions in the capacity indicated (check all that apply):

	Capacity: Supervisory	Capacity: Non-Supervisory
A. Underwriting, trading or sales of municipal securities:	☑	☐
B. Financial advisory or consultant services for issuers in connection with the issuance of municipal securities:	☐	☑
C. Research or investment advice with respect to municipal securities in connection with the activities described in items 7.A and 7.B above:	☐	☑
D. Activities other than those specifically mentioned that involve communication directly or indirectly with public investors in municipal securities in connection with the activities described in items 7.A and 7.B above:	☐	☑
E. Processing and clearing activities with respect to municipal securities:	☐	N/A
F. Maintenance of records involving activities described in items 7.A through 7.E above:	☐	N/A
G. Training of municipal securities principals or municipal securities representatives:	☐	N/A

8. For the purpose of verifying the information furnished on this application by the applicant named in item 1 above, this institution has made inquiry of all employers of the applicant during the immediately preceding three years, as set forth below, concerning the accuracy and completeness of the information provided, and concerning the record and reputation of the applicant as related to the ability to perform the duties for which employed or to be employed.

EMPLOYER	NAME AND POSITION OF PERSON CONTACTED
Silverton Bridge Bank	Kristin Muntet

6-17-09 Scott Clemmons [signature]

Date | Print Name of Municipal Securities Principal | Signature of Municipal Securities Principal

ACCEPTANCE OF THIS FORM FOR FILING SHALL NOT CONSTITUTE ANY FINDING THAT THE INFORMATION SUBMITTED HEREIN IS TRUE, CURRENT, COMPLETE, OR NOT MISLEADING. INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT MAY CONSTITUTE FEDERAL CRIMINAL VIOLATIONS. (See 18 U.S.C. sections 1001 and 1005, and 15 U.S.C. 78ff.)

PERSONAL HISTORY OF APPLICANT

9. Alspaugh Richard Fowler
Name: Last / First / Middle

10. 242-74-1422
Social Security Number (optional)

11. 5223 Cedarwood Creek Dr.
Resident Street Address

12. Winston-Salem, NC 27104
City / State / Zip

13. 07/31/1955
Date of Birth (Month/Day/Year)

14. Winston-Salem NC USA
Place of Birth (City, State (if applicable), Country)

15. Any other name ever used or by which known: No

16. EMPLOYMENT AND EDUCATION HISTORY. The following is a complete, consecutive statement of all my employment for the past ten years starting with my immediately previous employer. (Include full- and part-time work, self employment, military service, unemployment, and full-time education). For each period of employment, list the position held at the time of leaving employment.

Name of Employer and Complete Address	Type of Business	From mm/yy	To mm/yy	Position Held	Reason For Leaving	Full Time or Part Time
Silverton Bank / Silverton Capital Corp.	Banking	10/00	06/09	SrVP/Bank Sales	Bank Closed	Full
Wachovia Corporation	Banking	12/91	10/00	SrVP/Bank Sales	downsized	Full

17. RESIDENTIAL HISTORY. The following is a complete, consecutive statement of all my residential addresses for the past five years starting with my current residence:

Address (Street, City, State, ZIP, Country)	From mm/yy	To mm/yy
5223 Cedarwood Creek Dr. Winston-Salem, NC 27104	9/97	Present

18. A. Have you ever taken a qualification examination for municipal securities principals, municipal securities representatives, or financial and operations principals prescribed by the Municipal Securities Rulemaking Board? Yes ☑ No ☐

If yes, state below the type of examination and the approximate date taken.

Type of Examination Series 7 Approximate Date (mm/yy) 1/16/92

Type of Examination Series 24 Approximate Date (mm/yy) 2/98

Series [redacted] 53 5/90

B. Have you ever been exempt from or received a waiver of the requirement to take and pass an examination of the nature specified in Question 18.A? Yes ☐ No ☑

If yes, state below the type of examination, the basis for such exemption or waiver, and, in the case of a waiver, the approximate date.

Type of Examination ____________ Basis for Exemption or Waiver Approximate Date (mm/yy) ____________

Type of Examination ____________ Basis for Exemption or Waiver Approximate Date (mm/yy) ____________

19. Are you currently bonded? Yes ☐ No ☑

IF THE ANSWER TO ANY OF THE FOLLOWING QUESTIONS IS YES, ATTACH COMPLETE DETAILS:

20. Have you ever been refused coverage under a fidelity bond or has any surety company paid out any funds on your coverage or cancelled such coverage? Yes ☐ No ☑

21. Have you ever been denied membership, registration, license, permit, or certification by any federal or state securities or federal or state bank regulatory agency, any national securities exchange, registered securities association, or registered clearing agency? Yes ☐ No ☑

22. Has any disciplinary action ever been taken against you, or any sanction imposed upon you, including any finding that you were a cause of any disciplinary action or violated any law, rule or regulation or were an aider, abettor, or co-conspirator in any such violation, by any federal or state securities or federal or state bank regulatory agency, any national securities exchange, registered securities association, or registered clearing agency? Yes ☐ No ☑

23. While you were associated in any capacity with any broker, dealer or municipal securities dealer:

A. Was your registration denied, suspended or revoked? Yes ☐ No ☑

B. Was your membership in any national securities exchange, registered securities association, or registered clearing agency denied, suspended, or revoked, or was it expelled from any such organization? Yes ☐ No ☑

24. Has any permanent or temporary injunction (including a cease and desist order) ever been entered against you enjoining conduct as an investment advisor, underwriter, broker, dealer or municipal securities dealer or as an affiliated person of any investment company, bank dealer, or municipal securities dealer or as an affiliated person of any investment company, bank, insurance company, or enjoining any conduct related to such activities or any transactions in any security? Yes ☐ No ☑

25. Have you been convicted within the past ten years of any felony or misdemeanor: (i) involving the purchase or sale of any security, the taking of a false oath, the making of a false report, bribery, perjury, burglary, or conspiracy to commit any such offense; (ii) arising out of the conduct of the business of a broker, dealer, municipal securities dealer, investment adviser, bank, insurance company, or fiduciary; (iii) involving larceny, theft, robbery, extortion, forgery, counterfeiting, fraudulent concealment, embezzlement, fraudulent conversion, or misappropriation of funds or securities; (iv) involving crimes of concealment of assets, false oaths or claims, bribery in a bankruptcy proceeding, mail fraud, fraud by wire (including telephone, telegraph, radio, or television), fraud or false statements? Yes ☐ No ☑

Date 6/16/09 Signature of Applicant [signature]

OFFICIAL USE

Schedule A of FORM MSD

(Answers in response to items 5 and 7 of FORM MSD)

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS
[See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a)]

NOTE: (a) Complete a separate Schedule A for each person named in item 5 and each person subject to any action reported under item 7.
(b) State all names in the order of last name, first name, full middle name. If any person legally has only an initial, so indicate after the initial.

I. Full name of applicant exactly as stated in item 2(a) of Form MSD:
CenterState Bank of Florida

II. Full name of person for whom this Schedule is being completed:
Allan Bradford Jones

III. (a) Residence address of person for whom this Schedule is being completed:

Number and Street	City	State	Zip Code
70 Old Mountain Place	Powder Springs	GA	30127

(b) Date of Birth:	(c) City of Birth:	(d) State or Province:	(e) Country:
9-2-69	Waynesboro	GA	USA

IV. NAMES USED: Furnish below a list of all names individual has been known by or has used, including maiden name if applicable. If no other names used, state "None."

LAST	FIRST	MIDDLE	LAST	FIRST	MIDDLE
Jones	—	Brad			

V. EDUCATION. Furnish below a description of the education of the person named in item II of this Schedule *(include name and location of last high school attended, name and location of any college or university attended, degree or degrees received and year or years in which received).*
Swainsboro High, Swainsboro, GA 1982
University of Georgia, 1986
LSU Graduate School of Banking 1998

VI. BUSINESS BACKGROUND: Furnish below a complete, consecutive statement of all business experience and employment for the past ten years. List the last position first. If none, state "None."

Name of Firm and Address	Kind of Business	Exact Nature of Connection or Employment	Beginning Date Mo.	Beginning Date Yrs.	Ending Date Mo.	Ending Date Yrs.
Silverton Bank 3284 Northside Pkwy NW Atlanta, GA 30327	Bank	SVP - Manager	5	91	6	09

VII. PROCEEDINGS: If any answer to any paragraph of item 7 is "Yes" with respect to the person for whom this Schedule is being completed, furnish the following details:

Applicable Paragraph of Item 7	Title or Description of Action	Name and Location of Court, Agency, Jurisdiction or Self-Regulatory Organization	Nature and Date of Disposition of Proceeding

If any item on this page is amended, you must answer in full all other items on this page and file with a completed page 1, and signed execution page. No Schedule required by an item on this page need be filed with an amended item unless the Schedule itself is amended.

FORM MSD-4
Uniform Application for
Municipal Securities Principal or Municipal Securities Representative
Associated with a Bank Municipal Securities Dealer

1. APPLICANT NAME JONES (Last) ALLAN (First) BRADFORD (Middle (if none, write "n/a"))

2. BANK MUNICIPAL SECURITIES DEALER:
   A. NAME CENTERSTATE BANK - Correspondent Banking + Investment Dept.
   B. REGISTRATION NUMBER ______
   C. MAIN ADDRESS 3800 COLONNADE PARKWAY, SUITE 210
   BIRMINGHAM, AL 35245

3. OFFICE OF EMPLOYMENT OF APPLICANT Birmingham, AL

4. DATE OF EMPLOYMENT WITH MSD JUNE (Month) 17 (Day) 2009 (Year)

5. TO BE FILED WITH THE FOLLOWING (check one):
   Comptroller of the Currency... ☑ Board of Governors of the Federal Reserve System... ☐ Federal Deposit Insurance Corporation... ☐

6. TYPE(S) OF QUALIFICATION REQUESTED (check all that apply):
   Municipal Securities Representative ... ☑
   Municipal Securities Principal ... ☑
   Government Securities Representative ... ☑
   Government Securities Supervisor ... ☑

7. It is anticipated that the applicant will perform the following functions in the capacity indicated (check all that apply):

		Capacity: Supervisory	Non-Supervisory
A.	Underwriting, trading or sales of municipal securities:	☑	☐
B.	Financial advisory or consultant services for issuers in connection with the issuance of municipal securities:	☑	☐
C.	Research or investment advice with respect to municipal securities in connection with the activities described in items 7.A and 7.B above:	☑	☐
D.	Activities other than those specifically mentioned that involve communication directly or indirectly with public investors in municipal securities in connection with the activities described in items 7.A and 7.B above:	☑	☐
E.	Processing and clearing activities with respect to municipal securities:	☑	N/A
F.	Maintenance of records involving activities described in items 7.A through 7.E above:	☑	N/A
G.	Training of municipal securities principals or municipal securities representatives:	☑	N/A

8. For the purpose of verifying the information furnished on this application by the applicant named in item 1 above, this institution has made inquiry of all employers of the applicant during the immediately preceding three years, as set forth below, concerning the accuracy and completeness of the information provided, and concerning the record and reputation of the applicant as related to the ability to perform the duties for which employed or to be employed.

EMPLOYER	NAME AND POSITION OF PERSON CONTACTED
SILVERTON BANK, NA	KRISTIN MONTET

6-17-09 — Date

Scott Clemmons — Print Name of Municipal Securities Principal

[signature] — Signature of Municipal Securities Principal

ACCEPTANCE OF THIS FORM FOR FILING SHALL NOT CONSTITUTE ANY FINDING THAT THE INFORMATION SUBMITTED HEREIN IS TRUE, CURRENT, COMPLETE, OR NOT MISLEADING. INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT MAY CONSTITUTE FEDERAL CRIMINAL VIOLATIONS. (See 18 U.S.C. sections 1001 and 1005, and 15 U.S.C. 78ff.)

PERSONAL HISTORY OF APPLICANT

9. JONES ALLAN BRADFORD
Name: Last First Middle

10. 252-04-5469
Social Security Number (optional)

11. 70 OLD MOUNTAIN PLACE
Resident Street Address

12. POWDER SPRINGS GA 30127
City State Zip

13. 9/2/64
Date of Birth (Month/Day/Year)

14. WAYNESBORO GA BURKE
Place of Birth (City, State (if applicable), Country)

15. Any other name ever used or by which known: BRAD

16. EMPLOYMENT AND EDUCATION HISTORY. The following is a complete, consecutive statement of all my employment for the past ten years starting with my immediately previous employer. (Include full- and part-time work, self employment, military service, unemployment, and full-time education). For each period of employment, list the position held at the time of leaving employment.

Name of Employer and Complete Address	Type of Business	From mm/yy	To mm/yy	Position Held	Reason For Leaving	Full Time or Part Time
SILVERTON BANK, N.A. 3284 NORTHSIDE PKWY, N.W. ATLANTA GA 30327	BANK	5/91	6/09	SVP	NEW OPPORTUNITY	FULL

17. RESIDENTIAL HISTORY. The following is a complete, consecutive statement of all my residential addresses for the past five years starting with my current residence:

Address (Street, City, State, ZIP, Country)	From mm/yy	To mm/yy
70 OLD MOUNTAIN PLACE POWDER SPRINGS GA 30127	5/04	PRESENT

18. A. Have you ever taken a qualification examination for municipal securities principals, municipal securities representatives, or financial and operations principals prescribed by the Municipal Securities Rulemaking Board? Yes ☑ No ☐

If yes, state below the type of examination and the approximate date taken.

Type of Examination SERIES 52 Approximate Date (mm/yy) 11/14/91

Type of Examination SERIES 53 Approximate Date (mm/yy) 12/31/92

B. Have you ever been exempt from or received a waiver of the requirement to take and pass an examination of the nature specified in Question 18.A? Yes ☐ No ☑

If yes, state below the type of examination, the basis for such exemption or waiver, and, in the case of a waiver, the approximate date.

Type of Examination ______ Basis for Exemption or Waiver Approximate Date (mm/yy) ______

Type of Examination ______ Basis for Exemption or Waiver Approximate Date (mm/yy) ______

19. Are you currently bonded? Yes ☐ No ☑

IF THE ANSWER TO ANY OF THE FOLLOWING QUESTIONS IS YES, ATTACH COMPLETE DETAILS:

20. Have you ever been refused coverage under a fidelity bond or has any surety company paid out any funds on your coverage or cancelled such coverage? Yes ☐ No ☑

21. Have you ever been denied membership, registration, license, permit, or certification by any federal or state securities or federal or state bank regulatory agency, any national securities exchange, registered securities association, or registered clearing agency? Yes ☐ No ☑

22. Has any disciplinary action ever been taken against you, or any sanction imposed upon you, including any finding that you were a cause of any disciplinary action or violated any law, rule or regulation or were an aider, abettor, or co-conspirator in any such violation, by any federal or state securities or federal or state bank regulatory agency, any national securities exchange, registered securities association, or registered clearing agency? Yes ☐ No ☑

23. While you were associated in any capacity with any broker, dealer or municipal securities dealer:

A. Was your registration denied, suspended or revoked? Yes ☐ No ☑

B. Was your membership in any national securities exchange, registered securities association, or registered clearing agency denied, suspended, or revoked, or was it expelled from any such organization? Yes ☐ No ☑

24. Has any permanent or temporary injunction (including a cease and desist order) ever been entered against you enjoining conduct as an investment advisor, underwriter, broker, dealer or municipal securities dealer or as an affiliated person of any investment company, bank dealer, or municipal securities dealer or as an affiliated person of any investment company, bank, insurance company, or enjoining any conduct related to such activities or any transactions in any security? Yes ☐ No ☑

25. Have you been convicted within the past ten years of any felony or misdemeanor: (i) involving the purchase or sale of any security, the taking of a false oath, the making of a false report, bribery, perjury, burglary, or conspiracy to commit any such offense; (ii) arising out of the conduct of the business of a broker, dealer, municipal securities dealer, investment adviser, bank, insurance company, or fiduciary; (iii) involving larceny, theft, robbery, extortion, forgery, counterfeiting, fraudulent concealment, embezzlement, fraudulent conversion, or misappropriation of funds or securities; (iv) involving crimes of concealment of assets, false oaths or claims, bribery in a bankruptcy proceeding, mail fraud, fraud by wire (including telephone, telegraph, radio, or television), fraud or false statements? Yes ☐ No ☑

Date 6/15/09 Signature of Applicant Allan Bradford [signature]

OFFICIAL USE

Schedule A of FORM MSD

(Answers in response to items 5 and 7 of FORM MSD)

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS [See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a)]

NOTE: (a) Complete a separate Schedule A for each person named in item 5 and each person subject to any action reported under item 7.
(b) State all names in the order of last name, first name, full middle name. If any person legally has only an initial, so indicate after the initial.

I. Full name of applicant exactly as stated in item 2(a) of Form MSD:
CenterState Bank of Florida

II. Full name of person for whom this Schedule is being completed:
James N. Hammack

III. (a) Residence address of person for whom this Schedule is being completed:
3445 Kingsland Circle (Number and Street) Duluth (City) GA (State) 30096 (Zip Code)

(b) Date of Birth: 12-4-51 | (c) City of Birth: Knoxville | (d) State or Province: TN | (e) Country: USA

IV. NAMES USED: Furnish below a list of all names individual has been known by or has used, including maiden name if applicable. If no other names used, state "None."

LAST	FIRST	MIDDLE	LAST	FIRST	MIDDLE
NONE					

V. EDUCATION. Furnish below a description of the education of the person named in item II of this Schedule *(include name and location of last high school attended, name and location of any college or university attended, degree or degrees received and year or years in which received).*
Clinton High School, Clinton TN - 1969
East Tennessee State, 1969-1971
University of Tennessee, Knoxville, TN 1975-1977
B.S. Finance

VI. BUSINESS BACKGROUND: Furnish below a complete, consecutive statement of all business experience and employment for the past ten years. List the last position first. If none, state "None."

Name of Firm and Address	Kind of Business	Exact Nature of Connection or Employment	Beginning Date Mo.	Beginning Date Yrs.	Ending Date Mo.	Ending Date Yrs.
Silverton Bank	Banking	Securities Sales	4	89	6	09

VII. PROCEEDINGS: If any answer to any paragraph of item 7 is "Yes" with respect to the person for whom this Schedule is being completed, furnish the following details:

Applicable Paragraph of Item 7	Title or Description of Action	Name and Location of Court, Agency, Jurisdiction or Self-Regulatory Organization	Nature and Date of Disposition of Proceeding

If any item on this page is amended, you must answer in full all other items on this page and file with a completed page 1, and signed execution page. No Schedule required by an item on this page need be filed with an amended item unless the Schedule itself is amended.

FORM MSD-4
Uniform Application for
Municipal Securities Principal or Municipal Securities Representative Associated with a Bank Municipal Securities Dealer

1. APPLICANT NAME Hammack James (Jim) N
   Last First Middle (if none, write "n/a"

2. BANK MUNICIPAL SECURITIES DEALER:
   A. NAME CenterState Bank - Correspondent Banking and Investment Dept.
   B. REGISTRATION NUMBER
   C. MAIN ADDRESS 3800 Colonnade Parkway, Suite 210
   Birmingham, AL 35243

3. OFFICE OF EMPLOYMENT OF APPLICANT Birmingham, AL

4. DATE OF EMPLOYMENT WITH MSD 6 18 09
   Month Day Year

5. TO BE FILED WITH THE FOLLOWING (check one):
   Comptroller of the Currency...☑ Board of Governors of the Federal Reserve System...☐ Federal Deposit Insurance Corporation...☐

6. TYPE(S) OF QUALIFICATION REQUESTED (check all that apply):
   Municipal Securities Representative .... ☑ Government Securities Representative........
   Municipal Securities Principal .... ☑ Government Securities Supervisor........

7. It is anticipated that the applicant will perform the following functions in the capacity indicated (check all that apply):

		Capacity Supervisory	Non-Superv
A.	Underwriting, trading or sales of municipal securities:	☐	☑
B.	Financial advisory or consultant services for issuers in connection with the issuance of municipal securities:	☐	☑
C.	Research or investment advice with respect to municipal securities in connection with the activities described in items 7.A and 7.B above:	☐	☑
D.	Activities other than those specifically mentioned that involve communication directly or indirectly with public investors in municipal securities in connection with the activities described in items 7.A and 7.B above:	☐	☑
E.	Processing and clearing activities with respect to municipal securities:	☐	N/A
F.	Maintenance of records involving activities described in items 7.A through 7.E above:	☐	N/A
G.	Training of municipal securities principals or municipal securities representatives:	☐	N/A

8. For the purpose of verifying the information furnished on this application by the applicant named in item 1 above, this institution has made inqui of all employers of the applicant during the immediately preceding three years, as set forth below, concerning the accuracy and completeness c information provided, and concerning the record and reputation of the applicant as related to the ability to perform the duties for which employe to be employed.

EMPLOYER	NAME AND POSITION OF PERSON CONTACTED
Silverton Bank	Kristin Montet

6-18-09
Date

Scott Clemmons
Print Name of Municipal Securities Principal

[signature]
Signature of Municipal Securities Prin

ACCEPTANCE OF THIS FORM FOR FILING SHALL NOT CONSTITUTE ANY FINDING THAT THE INFORMATION SUBMITTED HEREIN IS TRU CURRENT, COMPLETE, OR NOT MISLEADING. INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT MAY CONSTITUTE FEDERAL CRIMINAL VIOLATIONS. (See 18 U.S.C. sections 1001 and 1005, and 15 U.S.C. 78ff.)

PERSONAL HISTORY OF APPLICANT

9. Hammack James (Jim) N
Name: Last First Middle

10. ____
Social Security Number (optional)

11. 3445 Kingsland Circle
Resident Street Address

12. Duluth GA 30096
City State Zip

13. 12/04/51
Date of Birth (Month/Day/Year)

14. Knoxville, TN.
Place of Birth (City, State (if applicable), Country)

15. Any other name ever used or by which known: ____

16. EMPLOYMENT AND EDUCATION HISTORY. The following is a complete, consecutive statement of all my employment for the past ten years starting with my immediately previous employer. (Include full- and part-time work, self employment, military service, unemployment, and full-tim education). For each period of employment, list the position held at the time of leaving employment.

Name of Employer and Complete Address	Type of Business	From mm/yy	To mm/yy	Position Held	Reason For Leaving	Full Time Part Tim
Silverton Bank	Banking	04/89	06/09	SVP	Bank closed	FT

17. RESIDENTIAL HISTORY. The following is a complete, consecutive statement of all my residential addresses for the past five years starting wi my current residence:

Address (Street, City, State, ZIP, Country)	From mm/yy	To mm/yy
3445 Kingsland Circle Duluth, GA. 30096	12/95	06/09

18. A. Have you ever taken a qualification examination for municipal securities principals, municipal securities representatives, or financial and operations principals prescribed by the Municipal Securities Rulemaking Board? Yes ☑ No ☐

If yes, state below the type of examination and the approximate date taken.

Type of Examination Series 53 Approximate Date (mm/yy) August 1985

Type of Examination ______ Approximate Date (mm/yy) ______

B. Have you ever been exempt from or received a waiver of the requirement to take and pass an examination of the nature specified in Question 18.A? Yes ☐ No ☑

If yes, state below the type of examination, the basis for such exemption or waiver, and, in the case of a waiver, the approximate date.

Type of Examination ______ Basis for Exemption or Waiver Approximate Date (mm/yy) ______

Type of Examination ______ Basis for Exemption or Waiver Approximate Date (mm/yy) ______

19. Are you currently bonded? Yes ☐ (No)

IF THE ANSWER TO ANY OF THE FOLLOWING QUESTIONS IS YES, ATTACH COMPLETE DETAILS:

20. Have you ever been refused coverage under a fidelity bond or has any surety company paid out any funds on your coverage or cancelled such coverage? Yes ☐ (No)

21. Have you ever been denied membership, registration, license, permit, or certification by any federal or state securities or federal or state bank regulatory agency, any national securities exchange, registered securities association, or registered clearing agency? Yes ☐ (No)

22. Has any disciplinary action ever been taken against you, or any sanction imposed upon you, including any finding that you were a cause of any disciplinary action or violated any law, rule or regulation or were an aider, abettor, or co-conspirator in any such violation, by any federal or state securities or federal or state bank regulatory agency, any national securities exchange, registered securities association, or registered clearing agency? Yes ☐ (No)

23. While you were associated in any capacity with any broker, dealer or municipal securities dealer:

A. Was your registration denied, suspended or revoked? Yes ☐ (No)

B. Was your membership in any national securities exchange, registered securities association, or registered clearing agency denied, suspended, or revoked, or was it expelled from any such organization? Yes ☐ (No)

24. Has any permanent or temporary injunction (including a cease and desist order) ever been entered against you enjoining conduct as an investment advisor, underwriter, broker, dealer or municipal securities dealer or as an affiliated person of any investment company, bank dealer, or municipal securities dealer or as an affiliated person of any investment company, bank, insurance company, or enjoining any conduct related to such activities or any transactions in any security? Yes ☐ (No)

25. Have you been convicted within the past ten years of any felony or misdemeanor: (i) involving the purchase or sale of any security, the taking of a false oath, the making of a false report, bribery, perjury, burglary, or conspiracy to commit any such offense; (ii) arising out of the conduct of the business of a broker, dealer, municipal securities dealer, investment adviser, bank, insurance company, or fiduciary; (iii) involving larceny, theft, robbery, extortion, forgery, counterfeiting, fraudulent concealment, embezzlement, fraudulent conversion, or misappropriation of funds or securities; (iv) involving crimes of concealment of assets, false oaths or claims, bribery in a bankruptcy proceeding, mail fraud, fraud by wire (including telephone, telegraph, radio, or television), fraud or false statements? Yes ☐ (No)

Date 6/16/09 Signature of Applicant [signature]